





COMMON STOCK

COMMON STOCK

MATTSON TECHNOLOGY

MATTSON TECHNOLOGY, INC.

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

SEE REVERSE FOR CERTAIN DEFINITIONS

CUSIP 577223 10 0

THIS CERTIFIES THAT

IS THE OWNER OF

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK, $.001 PAR VALUE, OF

MATTSON TECHNOLOGY, INC.

transferable on the books of the Corporation by the holder hereof in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned and registered by the Transfer Agent and Registrar.

WITNESS the facsimile signatures of its duly authorized officers.

Dated:

CHIEF FINANCIAL OFFICER

CHAIRMAN

COUNTERSIGNED AND REGISTERED:
CHASEMELLON SHAREHOLDER SERVICES, L.L.C.
TRANSFER AGENT AND REGISTRAR

BY

AUTHORIZED SIGNATURE

AMERICAN BANK NOTE COMPANY

A statement of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights as established, from time to time, by the Certificate of Incorporation of the Corporation and by any certificate of determination, the number of shares constituting each class and series, and the designations thereof, may be obtained by the holder hereof upon request and without charge from the Secretary of the Corporation at the principal office of the Corporation.

The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM — as tenants in common
TEN ENT — as tenants by the entireties
JT TEN — as joint tenants with right of survivorship and not as tenants in common

UNIF GIFT MIN ACT — .... Custodian ....
         (Cust)   (Minor)
      under Uniform Gifts to Minors
      Act ....
               (State)

UNIF TRF MIN ACT — .... Custodian (until age ....)
         (Cust)
      .... under Uniform Transfers
      (Minor)
      to Minors Act ....
               (State)

Additional abbreviations may also be used though not in the above list.

For Value Received, _____ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF ASSIGNEE

[ ]

_____
(PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

_____

_____

_____ Shares

of the capital stock represented by the within Certificate, and do hereby irrevocably constitute and appoint

_____ Attorney

to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated _____

NOTICE: THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

Signature(s) Guaranteed:

By
THE SIGNATURE(S) MUST BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM), PURSUANT TO S.E.C. RULE 17Ad-15.

This certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Rights Agreement between Mattson Technology, Inc. and Mellon Investor Services, LLC, as Rights Agent, dated as of July 28, 2005, as the same may be amended from time to time (the "Rights Agreement"), the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive office of Mattson Technology, Inc. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. Mattson Technology, Inc. will mail to the holder of this certificate a copy of the Rights Agreement without charge after receipt by it of a written request therefor. *Under certain circumstances as provided in the Rights Agreement, Rights issued to, beneficially owned by or transferred to any Person who is or becomes an Acquiring Person (as such terms are defined in the Rights Agreement) or an Associate or Affiliate (as such terms are defined in the Rights Agreement) thereof and certain transferees thereof will be null and void and will no longer be transferable.*